SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          ------------------------

                               SCHEDULE 14D-9
                               (RULE 14d-101)
        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             ------------------

                          STERLING COMMERCE, INC.
                         (Name of Subject Company)

                          STERLING COMMERCE, INC.
                    (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 859205106
                   (CUSIP Number of Class of Securities)

                          ------------------------

                           ALBERT K. HOOVER, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                          STERLING COMMERCE, INC.
                            4600 LAKEHURST COURT
                                DUBLIN, OHIO
                               (614) 793-7000
                          ------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                              WITH A COPY TO:

                            BLAINE V. FOGG, ESQ.
                           ERIC J. FRIEDMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000


 /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




  SBC COMMUNICATIONS INC.

                                              NEWS RELEASE
[GRAPHIC OMITTED]


FOR MORE INFORMATION, CONTACT:
SBC Communications Inc.             SBC Communications Inc.            Sterling Commerce
-----------------------             -----------------------            -----------------
Selim Bingol                        Tony Katsulos                      Kevin Sibbring
Tel:     210/351-3991               Tel:    210/351-2105               Tel:     614/793-7373
Internet: bingols@corp.sbc.com      Internet: katsulot@fleishman.com   Internet: kevin_sibbring@stercomm.com
          --------------------                ----------------------             ---------------------------

Note: A teleconference for media will be held from 11:30 a.m. - 12:30 p.m. EST. Call-in: 1-877-749-4271. A replay of the call will be available at 1-800-227-7088, passcode: 2069025. Additional information about this announcement is available at www.sbc.com.

         SBC Communications to Acquire E-Business Solutions Leader
                             Sterling Commerce
 MOVE WILL ACCELERATE COMPANIES' EXPANSION INTO HIGH-GROWTH INTERNET MARKETS

         SAN ANTONIO, TEXAS, AND COLUMBUS, OHIO, FEB. 22, 2000 - In a move to establish itself as a leader in the fast-growing business-to-business e-commerce market, SBC Communications Inc. (NYSE: SBC) today announced it entered into a definitive agreement to acquire Sterling Commerce, Inc. (NYSE: SE), one of the world's leading providers of e-business integration solutions.

         The all-cash transaction, which is structured as a $44.25 per-share cash tender offer followed by a merger with a subsidiary of SBC, is valued at nearly $3.9 billion. The tender offer is expected to commence in the next several days; the transaction is expected to be completed by late March or during the second quarter.

         SBC's acquisition of Sterling Commerce builds on a series of strategic initiatives, alliances and investments SBC recently has made to provide its customers with end-to-end data and Internet-driven solutions and services. It also gives SBC the skills and expertise to offer its business customers even more advanced solutions in the future.

         Sterling Commerce specializes in creating, powering and managing secure "e-Marketplace communities" where multiple buyers and sellers can conduct real-time transactions, exchange goods and services, collaborate on business opportunities and share information faster and at lower costs.

         Sterling Commerce's software and services allow customers to build e-communities, to integrate business processes and to exchange information within and between enterprises worldwide.

         Sterling Commerce reported Fiscal 1999 revenues of $561 million, and provides e-Marketplace solutions to over 45,000 customers worldwide, including blue chip companies such as Wal-Mart, Johnson & Johnson, Sony and BMW. In the United States, it serves 487 of the FORTUNE 500 companies.

         According to International Data Corporation (IDC) the business-to-business (B2B) e-commerce industry is expected to grow from $200 billion in 2000 to $2.5 trillion in 2004.

         This rapid growth is being driven by buyers and sellers who are hungry for sophisticated, secure e-Marketplace communities in which to conduct business transactions faster and more efficiently over the Internet. It is also being driven by companies eager to improve customer service, increase productivity and enhance their competitive edge in the global market.

         "This is an outstanding addition to our already strong line-up of data services, enhancing our ability to offer our business customers integrated, end-to-end e-business solutions worldwide," said Edward E. Whitacre Jr., chairman and chief executive officer of SBC. "This instantly gives SBC the skill sets, software, products and services needed to take the lead in one of the most rapidly growing segments of the e-commerce market. Sterling Commerce's highly skilled information technology teams also will help us in the future as we continue to capitalize on Internet-driven opportunities."

         Rich Dietz, president of SBC's Global Markets group, which serves nearly 425 of the company's multi-national business customers, said the combination of SBC and Sterling Commerce dramatically changes the competitive landscape of a market, that while growing rapidly, requires substantial resources and expertise to enter and remain competitive.

         "Business customers not only want a leader in e-business integration solutions, they also want a company that they know and trust, has the resources and scale to meet their unique needs, and offers high-quality, reliable network services to connect e-Marketplace communities," said Dietz.

         "No other player in the industry today can address all these needs in the way that SBC and Sterling Commerce can. Together, we can capitalize on our unique strengths to realize the tremendous synergies of our two customer bases," said Dietz.

         Sterling Commerce will operate as a separate subsidiary within SBC's Global Markets group, reporting to Dietz, and remain based in Columbus, Ohio. While it will have substantial autonomy to pursue growth opportunities, it will work closely with SBC's business account teams to offer integrated solutions to customers.

         Brad Sharp, Sterling Commerce president and chief operating officer, said the company is eager to leverage SBC's broad customer base and major strategic initiatives such as Project Pronto, a $6 billion broadband network investment that further positions SBC as a leading provider of advanced data solutions and Internet services.

         "We're proud of our substantial global customer base, but maximizing the value of e-Marketplace communities means adding as many business partners as possible to each client's community, and ultimately, growing the number of industry communities," said Warner C. Blow, Sterling Commerce chief executive officer. "SBC's powerful distribution channels and strong relationships with hundreds of thousands of customers, especially small- and medium-size businesses which typically aren't yet e-businesses, will considerably strengthen our ability to serve more customers than ever before. Plus, aligning ourselves with America's broadband leader gives Sterling Commerce the resources to focus on aggressive development of advanced e-business software and services."

         Whitacre said that in addition to being a top-performing e-business company, Sterling Commerce is a solid fit with SBC's data communications and Internet strategies. Business-to-business e-commerce, for example, is an ideal application for high-speed, always-on broadband DSL connectivity.

         "Like SBC, Sterling Commerce is an established company with a history of closely consulting with business customers to create e-business solutions," Whitacre said. "It also has an enviable track record of delivering innovative e-business solutions and revenue growth, which are key indicators of why we believe that this transaction will quickly create value for SBC business customers and shareowners."

         SBC also plans to use Sterling Commerce's services to further streamline SBC's internal business processes and generate cost efficiencies.

         Pursuant to the definitive agreement announced today, a cash tender offer will be commenced by a wholly owned subsidiary of SBC to acquire all the outstanding shares of Sterling Commerce common stock. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $44.25 per share in a second step merger following the tender offer. While the transaction is not subject to Federal Communications Commission or state review, the companies must make a Hart-Scott-Rodino filing with the U.S. Department of Justice Antitrust Division and the Federal Trade Commission and will be required to make certain filings with foreign competition agencies. In addition, the tender offer will be conditioned upon the tender of a majority of the Sterling Commerce shares on a fully-diluted basis (excluding options not exercisable at the time the tender offer is consummated) and other customary conditions.

 [NOTE TO MEDIA: Sterling Commerce is not affiliated with Sterling Software.]

THE TENDER OFFER DESCRIBED IN THIS ANNOUNCEMENT FOR THE OUTSTANDING SHARES OF STERLING COMMERCE HAS NOT YET COMMENCED, AND THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER WILL BE MADE ONLY THROUGH THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS, WHEN THEY BECOME AVAILABLE, REGARDING TENDER OFFER AND MERGER (DESCRIBED ABOVE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

o SBC'S TENDER OFFER STATEMENT ON SCHEDULE TO INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY

o        STERLING COMMERCE'S SOLICITATION/RECOMMENDATION STATEMENT ON
         SCHEDULE 14D-9.

THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION WHEN THE TENDER OFFER COMMENCES. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT www.sec.gov . YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS (WHEN AVAILABLE) FROM THE INFORMATION AGENT FOR THE OFFER, TO BE ANNOUNCED.

Information set forth in this news release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties. A discussion of factors that may affect future results is contained in SBC's filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this news release based on new information or otherwise.

         STERLING COMMERCE, INC. is a worldwide leader in providing E-Business Integration solutions for the Global 5000 and their commerce communities. The company is one of 40 companies included in the Dow Jones Internet Services Index and one of 100 companies included in the USA Today Internet 100 Stock Index. The company provides solutions to address E-Business Process Integration, E-Community Management, E-Business Communication Infrastructure and E-Sourcing. For more information, visit the Sterling Commerce Web site at www.sterlingcommerce.com.

         SBC COMMUNICATIONS INC. (www.sbc.com) is a global communications leader. Through its subsidiaries - SOUTHWESTERN BELL, AMERITECH, PACIFIC BELL, SBC TELECOM, NEVADA BELL, SNET and CELLULAR ONE - and world-class network, SBC provides local and long-distance phone service, wireless and data communications, paging, high-speed Internet access and messaging, cable and satellite television, security services and telecommunications equipment, as well as directory advertising and publishing. In the United States, the company currently has 90.4 million voice grade equivalent lines, 11.2 million wireless customers and is undertaking a national expansion program that will bring SBC service to an additional 30 markets. Internationally, SBC has telecommunications investments in 23 countries. With more than 204,000 employees, SBC is the 13th largest employer in the U.S., with annual revenues that rank it among the largest Fortune 500 companies.


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